UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3

Amendment No. 2

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Rite Aid Corporation
(Issuer)

1515 West State Street Boise, Idaho, LLC

1740 Associates, L.L.C.

4042 Warrensville Center Road – Warrensville Ohio, Inc.

5277 ASSOCIATES, INC.

5600 Superior Properties, Inc.

Apex Drug Stores, Inc.

Broadview and Wallings–Broadview Heights Ohio, Inc.

Eckerd Corporation

EDC Drug Stores, Inc.

GDF, INC.

Genovese Drug Stores, Inc.

Gettysburg and Hoover-Dayton, Ohio, LLC

Harco, Inc.

Health Dialog Services Corporation

Juniper Rx, LLC

K & B ALABAMA CORPORATION

K & B Louisiana Corporation

K & B Mississippi Corporation

K & B SERVICES, INCORPORATED

K & B TENNESSEE CORPORATION

K&B TEXAS CORPORATION

K & B, Incorporated

LAKEHURST AND BROADWAY CORPORATION

Maxi Drug North, Inc.

Maxi Drug South, L.P.

Maxi Drug, Inc.

Maxi Green Inc.

Munson & Andrews, LLC

Name Rite, L.L.C.

P.J.C. Distribution, Inc.

P.J.C. Realty Co., Inc.

PDS-1 Michigan, Inc.

Perry Drug Stores, Inc.

PJC Lease Holdings, Inc.

PJC Manchester Realty LLC

PJC of Massachusetts, Inc.

PJC of Rhode Island, Inc.

PJC of Vermont Inc.

PJC Peterborough Realty LLC

PJC Realty MA, Inc.

PJC Revere Realty LLC

PJC Special Realty Holdings, Inc.

RDS Detroit, Inc.

READ’s, Inc.

RITE AID DRUG PALACE, INC.

Rite Aid Hdqtrs. Corp.

RITE AID LEASE MANAGEMENT COMPANY

Rite Aid of Connecticut, Inc.

Rite Aid of Delaware, Inc.

RITE AID OF GEORGIA, INC.

RITE AID OF INDIANA, INC.

RITE AID OF KENTUCKY, INC.

Rite Aid of Maine, Inc.

RITE AID OF MARYLAND, INC.

RITE AID OF MICHIGAN, INC.

RITE AID OF NEW HAMPSHIRE, INC.

Rite Aid of New Jersey, Inc.

RITE AID OF NEW YORK, INC.

Rite Aid of North Carolina, Inc.

Rite Aid of Ohio, Inc.

Rite Aid of Pennsylvania, LLC

RITE AID OF SOUTH CAROLINA, INC.

RITE AID OF TENNESSEE, INC.

RITE AID OF VERMONT, INC.

Rite Aid of Virginia, Inc.

Rite Aid of Washington, D.C., Inc.

RITE AID OF WEST VIRGINIA, INC.

Rite Aid Online Store, Inc.

Rite Aid Payroll Management, Inc.

RITE AID REALTY CORP.

RITE AID ROME DISTRIBUTION CENTER, INC.

RITE AID SPECIALTY PHARMACY LLC

Rite Aid Transport, Inc.

RX CHOICE, INC.

The Lane Drug Company

Thrift Drug, Inc.

THRIFTY CORPORATION

Thrifty PayLess, Inc.

The Bartell Drug Company

JCG Holdings (USA), Inc.

JCG (PJC) USA, LLC

Rite Aid Hdqtrs. Funding, Inc.

Rite Investments Corp.

Rite Investments Corp., LLC

The Jean Coutu Group (PJC) USA, Inc.

RediClinic LLC

RCMH LLC

RediClinic Associates, Inc.

RediClinic of PA, LLC

RediClinic US, LLC

FIRST FLORIDA INSURERS OF TAMPA, LLC

Hunter Lane, LLC

Ex Pharmacy, LLC

Ex Holdco, LLC

Ex Procurement, LLC

Ex Tech, LLC

Ex Design Holdings, LLC

Ex Design, LLC

Ex Rxclusives, LLC

Ex Initiatives, LLC

Ex Savings, LLC

Ex Solutions of NV, LLC

Ex Solutions of OH, LLC

Ex PR, Inc.

Ex Benefits, LLC

Ex Software, LLC

Ex Solutions of MO, LLC

Ex Options, LLC

(Guarantors)

Rite Aid Corporation

(Name of Applicants)

P.O. Box 3165

Harrisburg, Pennsylvania 17105

(717) 761-2633

(Address of principal executive offices)

Securities to be Issued under the Indentures to be Qualified

Title of Class	Amount
Floating Rate Senior Secured PIK Notes due 2031	$76.5 million aggregate principal amount(1)
15.000% Third-Priority Series A Senior Secured PIK Notes due 2031	$225.0 million aggregate principal amount
15.000% Third-Priority Series B Senior Secured PIK Notes due 2031	$125.0 million aggregate principal amount

(1)	The aggregate amount of Floating Rate Senior Secured PIK Notes due 2031 to be issued by Rite Aid Corporation shall equal the amount of Series A DIP Notes (as defined herein) outstanding on the Effective Date, which includes $76.5 million principal amount of initial Series A DIP Notes plus interest, fees and other amounts outstanding on the Effective Date.

Approximate date of proposed public offering: On or as soon as practicable after the Effective Date under the Plan (as defined herein).

Name and registered address of agent for service:	With a copy to:
Matthew Schroeder Executive Vice President and Chief Financial Officer Rite Aid Corporation P.O. Box 3165 Harrisburg, Pennsylvania 17105 Tel: (717) 761-2633

Rachel W. Sheridan, P.C.

Shagufa R. Hossain, P.C.

Kirkland & Ellis LLP

1301 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Tel: (202) 389-3436

and

Aparna Yenamandra, P.C.

Kirkland & Ellis LLP

601 Lexington Ave.

New York, New York 10022

Tel: (212) 446 4903

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 2, which further amends the Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3 (File No. 022-29116) originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, as amended by the Amendment No. 1 to the Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3 filed with the SEC on August 29, 2024 (the “Form T-3”), is being filed to update the disclosure in “Item 2 — Securities Act Exemption Applicable of the Form T-3.”

GENERAL

1. General Information.

Rite Aid Corporation is a corporation incorporated in the State of Delaware (the “Issuer”). The guarantors identified below (the “Guarantors” and, together with the Issuer, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction

1515 West State Street Boise, Idaho, LLC	Limited Liability Company	DE

1740 Associates, L.L.C.	Limited Liability Company	MI

4042 Warrensville Center Road – Warrensville Ohio, Inc.	Corporation	OH

5277 ASSOCIATES, INC.	Corporation	WA

5600 Superior Properties, Inc.	Corporation	OH

Apex Drug Stores, Inc.	Corporation	MI

Broadview and Wallings–Broadview Heights Ohio, Inc.	Corporation	OH

Eckerd Corporation	Corporation	DE

EDC Drug Stores, Inc.	Corporation	NC

GDF, INC.	Corporation	MD

Genovese Drug Stores, Inc.	Corporation	DE

Gettysburg and Hoover-Dayton, Ohio, LLC	Limited Liability Company	OH

Harco, Inc.	Corporation	AL

Health Dialog Services Corporation	Corporation	DE

Juniper Rx, LLC	Limited Liability Company	DE

K & B ALABAMA CORPORATION	Corporation	AL

K & B Louisiana Corporation	Corporation	LA

K & B Mississippi Corporation	Corporation	MS

K & B SERVICES, INCORPORATED	Corporation	LA

K & B TENNESSEE CORPORATION	Corporation	TN

K&B TEXAS CORPORATION	Corporation	TX

K & B, Incorporated	Corporation	DE

LAKEHURST AND BROADWAY CORPORATION	Corporation	NJ

Maxi Drug North, Inc.	Corporation	DE

Maxi Drug South, L.P.	Limited Partnership	DE

Maxi Drug, Inc.	Corporation	DE

Maxi Green Inc.	Corporation	VT

Munson & Andrews, LLC	Limited Liability Company	DE

Name Rite, L.L.C.	Limited Liability Company	DE

P.J.C. Distribution, Inc.	Corporation	DE

P.J.C. Realty Co., Inc.	Corporation	DE

PDS-1 Michigan, Inc.	Corporation	MI

Perry Drug Stores, Inc.	Corporation	MI

PJC Lease Holdings, Inc.	Corporation	DE

PJC Manchester Realty LLC	Limited Liability Company	DE

PJC of Massachusetts, Inc.	Corporation	MA

PJC of Rhode Island, Inc.	Corporation	RI

PJC of Vermont Inc.	Corporation	VT

PJC Peterborough Realty LLC	Limited Liability Company	DE

PJC Realty MA, Inc.	Corporation	MA

PJC Revere Realty LLC	Limited Liability Company	DE

PJC Special Realty Holdings, Inc.	Corporation	DE

RDS Detroit, Inc.	Corporation	MI

READ’s, Inc.	Corporation	MD

Rite Aid Drug Palace, Inc.	Corporation	DE

Rite Aid Hdqtrs. Corp.	Corporation	DE

Rite Aid Lease Management Company	Company	CA

Rite Aid of Connecticut, Inc.	Corporation	CT

Rite Aid of Delaware, Inc.	Corporation	DE

Rite Aid of Georgia, Inc.	Corporation	GA

Rite Aid of Indiana, Inc.	Corporation	IN

Rite Aid of Kentucky, Inc.	Corporation	KY]

Rite Aid of Maine, Inc.	Corporation	ME

Rite Aid of Maryland, Inc.	Corporation	MD

Rite Aid of Michigan, Inc.	Corporation	MI

Rite Aid of New Hampshire, Inc.	Corporation	NH

Rite Aid of New Jersey, Inc.	Corporation	NJ

Rite Aid of New York, Inc.	Corporation	NY

Rite Aid of North Carolina, Inc.	Corporation	NC

Rite Aid of Ohio, Inc.	Corporation	OH

Rite Aid of Pennsylvania, LLC	Limited Liability Company	PA

Rite Aid of South Carolina, Inc.	Corporation	SC

Rite Aid of Tennessee, Inc.	Corporation	TN

Rite Aid of Vermont, Inc.	Corporation	VT

Rite Aid of Virginia, Inc.	Corporation	VA

Rite Aid of Washington, D.C., Inc.	Corporation	DC

Rite Aid of West Virginia, Inc.	Corporation	WV

Rite Aid Online Store, Inc.	Corporation	DE

Rite Aid Payroll Management, Inc.	Corporation	DE

Rite Aid Realty Corp.	Corporation	DE

Rite Aid Rome Distribution Center, Inc.	Corporation	NY

Rite Aid Specialty Pharmacy LLC	Limited Liability Company	DE

Rite Aid Transport, Inc.	Corporation	DE

Rx Choice, Inc.	Corporation	DE

The Lane Drug Company	Company	OH

Thrift Drug, Inc.	Corporation	DE

Thrifty Corporation	Corporation	CA

Thrifty PayLess, Inc.	Corporation	CA

The Bartell Drug Company	Company	WA

JCG Holdings (USA), Inc.	Corporation	DE

JCG (PJC) USA, LLC	Limited Liability Company	DE

Rite Aid Hdqtrs. Funding, Inc.	Corporation	DE

Rite Investments Corp.	Corporation	DE

Rite Investments Corp., LLC	Limited Liability Company	DE

The Jean Coutu Group (PJC) USA, Inc.	Corporation	DE

RediClinic LLC	Limited Liability Company	DE

RCMH LLC	Limited Liability Company	TX

RediClinic Associates, Inc.	Corporation	DE

RediClinic of PA, LLC	Limited Liability Company	DE

RediClinic US, LLC	Limited Liability Company	DE

FIRST FLORIDA INSURERS OF TAMPA, LLC	Limited Liability Company	FL

Hunter Lane, LLC	Limited Liability Company	DE

Ex Pharmacy, LLC	Limited Liability Company	OH

Ex Holdco, LLC	Limited Liability Company	DE

Ex Procurement, LLC	Limited Liability Company	OH

Ex Tech, LLC	Limited Liability Company	DE

Ex Design Holdings, LLC	Limited Liability Company	DE

Ex Design, LLC	Limited Liability Company	WY

Ex Rxclusives, LLC	Limited Liability Company	WY

Ex Initiatives, LLC	Limited Liability Company	UT

Ex Savings, LLC	Limited Liability Company	FL

Ex Solutions of NV, LLC	Limited Liability Company	NV

Ex Solutions of OH, LLC	Limited Liability Company	OH

Ex PR, Inc.	Corporation	DE

Ex Benefits, LLC	Limited Liability Company	FL

Ex Software, LLC	Limited Liability Company	MN

Ex Solutions of MO, LLC	Limited Liability Company	MO

Ex Options, LLC	Limited Liability Company	OH

The Second Amended Joint Chapter 11 Plan of Reorganization of the Issuer and its Debtor Affiliates (together, the “Debtor Subsidiaries”) (With Further Modifications) (the “Plan”) filed with the United States Bankruptcy Court for the District of New Jersey in the chapter 11 cases jointly administered under the case styled In re Rite Aid Corporation, et al., Case No. 23-18993 (MBK) (the “Chapter 11 Cases”) in the Chapter 11 Cases, contemplates, among other things, the issuance of $76.5 million aggregate principal amount of the Issuer’s Floating Rate Senior Secured PIK Notes due 2031 (plus interest, fees and other amounts outstanding on the Effective Date) (the “Exit 1.5L Notes”), $225.0 million aggregate principal amount of the Issuer’s 15.000% Third-Priority Series A Senior Secured PIK Notes due 2031 and $125.0 million aggregate principal amount of the Issuer’s 15.000% Third-Priority Series B Senior Secured PIK Notes due 2031 (together, the “Exit 3L Notes”, and collectively with the Exit 1.5L Notes, the “Exit Notes”), on a pro rata basis, to holders of the Issuer’s existing 7.500% Senior Secured Notes due 2025 (the “Prepetition 7.5% Notes”), 8.000% Senior Secured Notes due 2026 (the “Prepetition 8.0% Notes” and, together with the Prepetition 7.5% Notes, the “Prepetition Senior Secured Notes”), the Series A Floating Rate Senior Secured PIK Notes due 2024 (the “Series A DIP Notes”) and Series B 8.00% Senior Secured PIK Notes due 2024 (the “Series B DIP Notes” and, together with the Series A DIP Notes, the “DIP Notes” and the DIP Notes together with the Prepetition Senior Secured Notes, the “Old Notes”), in each case, in accordance with the corresponding series of lien priority. The Old Notes will be cancelled upon effectiveness of the Plan.

On or immediately prior to the Effective Date, as defined below, the entity currently known as Rite Aid Corporation intends to merge with and into a newly formed subsidiary of an existing subsidiary of Rite Aid Corporation, New Rite Aid, LLC (f/k/a Juniper Rx, LLC (referred to hereinafter as “New Rite Aid”), with Rite Aid Corporation becoming a subsidiary of New Rite Aid as the surviving entity. New Rite Aid will be a guarantor of the Exit Notes. The transactions described in this paragraph are referred to herein as the “Reorganization.” Except as otherwise expressly provided herein, the “Issuer” or the “Company” refers to Rite Aid Corporation.

2. Securities Act Exemption Applicable.

The Applicants hereby acknowledge that under Section 306(c) of the Trust Indenture Act, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933, as amended (the “Securities Act”), and to which Section 306(c) is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an application for qualification of an indenture on a timely basis could result in an enforcement or other action by the Securities and Exchange Commission.

An application for qualification with respect to each of the indentures governing the Exit 1.5L Notes and Exit 3L Notes (together, the “Indentures”) was not filed until after the solicitation of votes with respect to the Plan had commenced. It was not certain prior to solicitation what the parties would determine to be the terms of each of the Indentures governing the applicable series of Exit Notes, and whether such Exit Notes would ultimately be issued pursuant to the exemption provided under Section 1145 of the Bankruptcy Code (as defined below) or Section 4(a)(2) of the Securities Act. Therefore, the Issuer believes it would have been premature to file the Form T-3 prior to those details being determined. The Applicants believe that the purposes behind the requirement to file a Form T-3 (namely the provision of adequate disclosure to the persons being asked to make an investment decision in respect of the securities in question through the qualification of the Indentures) were served prior to the filing of this Form T-3 with respect to the Exit Notes. The holders of the substantial majority of the Old Notes were at all times adequately represented by counsel during the offering of the Exit Notes. Moreover, these holders actively negotiated for the terms of the Exit Notes contained in the Plan. Furthermore, the holders of Old Notes had and continue to have access to a significant amount of information regarding the Applicants by virtue of having been creditors of the Issuer for an extensive period of time. The Applicants also believe that each of the Indentures governing the applicable series of Exit Notes contain terms and conditions that are in line with market standard terms and conditions to which investors have become accustomed for transactions of this type. Moreover, pursuant to the terms of the Indentures, holders of the Exit Notes have been provided the same protections as those provided by the Trust Indenture Act, even though the Indentures were not filed under the Trust Indenture Act prior to the solicitation of votes.

Pursuant to the terms of the Plan, under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), the Issuer will issue each series of the Exit Notes under the applicable Indenture to be qualified hereby, to Holders (as defined in the Plan) of Allowed Senior Secured Notes Claims, Allowed New Money DIP Notes Claims, and Allowed Roll-Up DIP Notes Claims, and Allowed Notes Claims (each as defined in the Plan), as applicable.

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

The issuance of the Exit Notes is exempt from registration under the Securities Act, pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the Exit Notes will satisfy the aforementioned requirements. See “Article IV Means For Implementation of This Plan – Q. Exemption from Registration Requirements” of the Plan.

AFFILIATIONS

3. Affiliates.

The following describes the Issuer’s wholly-owned direct, or wholly-owned indirect, subsidiaries as of the date of this Application:

Name of Entity	Record Owner	Ownership Percentage
Rite Aid of Michigan, Inc.	Rite Aid Corporation	100%

1750 Associates, L.L.C.	Rite Aid of Michigan, Inc.	100%

Perry Drug Stores, Inc.	Rite Aid of Michigan, Inc.	100%

Richfield Road – Flint, Michigan, LLC	Rite Aid of Michigan, Inc.	100%

Apex Drug Stores, Inc.	Perry Drug Stores, Inc.	100%

PDS-1 Michigan, Inc.	Perry Drug Stores, Inc.	100%

RDS Detroit, Inc.	Perry Drug Stores, Inc.	100%

Rite Aid of Connecticut, Inc.	Rite Aid Corporation	100%

Rite Aid of Delaware, Inc.	Rite Aid Corporation	100%

Rite Aid of Georgia, Inc.	Rite Aid Corporation	100%

Rite Aid of Indiana, Inc.	Rite Aid Corporation	100%

Rite Aid of Kentucky, Inc.	Rite Aid Corporation	100%

Rite Aid of Maine, Inc.	Rite Aid Corporation	100%

Rite Aid of New Hampshire, Inc.	Rite Aid Corporation	100%

Rite Aid of Maryland, Inc.	Rite Aid Corporation	100%

Rite Aid of New Jersey, Inc.	Rite Aid Corporation	100%

Rite Aid of New York, Inc.	Rite Aid Corporation	100%

Rite Aid of North California, Inc.	Rite Aid Corporation	100%

Rite Aid of Ohio, Inc.	Rite Aid Corporation	100%

Rite Aid of South Carolina, Inc.	Rite Aid Corporation	100%

Rite Aid of Tennessee, Inc.	Rite Aid Corporation	100%

Rite Aid of Vermont, Inc.	Rite Aid Corporation	100%

Rite Aid of Virginia, Inc.	Rite Aid Corporation	100%

Rite Aid of Washington, D.C. Inc.	Rite Aid Corporation	100%

Rite Aid of West Virginia, Inc.	Rite Aid Corporation	100%

Rite Aid Rome Distribution Center, Inc.	Rite Aid of New York, Inc.	100%

Munson & Andrews, LLC	Rite Aid of Ohio, Inc.	100%

Gettysburg and Hoover-Dayton, Ohio, LLC	Rite Aid of Ohio, Inc.	100%

READ’s, Inc.	Rite Aid of Maryland, Inc.	99.9%

Rite Aid Drug Palace, Inc.	Rite Aid Corporation	100%

The Lane Drug Company	Rite Aid Corporation	100%

Rite Aid Online	Rite Aid Corporation	100%

Rite Aid Payroll Management, Inc.	Rite Aid Corporation	100%

Harco, Inc.	Rite Aid Corporation	100%

Health Dialog Services Corporation	Rite Aid Corporation	100%

K & B, Incorporated	Rite Aid Corporation	100%

K & B Alabama Corporation	K & B, Incorporated	100%

K & B Louisiana Corporation	K & B, Incorporated	100%

K & B Mississippi Corporation	K & B, Incorporated	100%

K & B Tennessee Corporation	K & B, Incorporated	100%

K & B Texas Corporation	K & B, Incorporated	100%

K & B Services, Incorporated	K & B, Incorporated	100%

Thirty Payless, Inc.	Rite Aid Corporation	100%

The Bartell Drug Company	Thirty Payless, Inc.	100%

Thrifty Corporation	Thirty Payless, Inc.	100%

1515 West State Street, Boise, Idaho	Thirty Payless, Inc.	100%

Name Rite, LLC	Thirty Payless, Inc.	100%

LMW – 90B Avenue Lake Oswego, Inc.	Thirty Payless, Inc.	100%

ILG – 90 B Avenue Lake Oswego, LLC	LMW – 90B Avenue Lake Oswego, Inc.	100%

Rite Aid Lease Management Company	Thrifty Corporation	100%

Rite Aid Realty Corp.	Rite Aid Lease Management Company	100%

Hunter Lane, LLC	Rite Aid Corporation	100%

Ex Holdco, LLC	Hunter Lane, LLC	100%

Ex Procurement, LLC	Ex Holdco, LLC	100%

Elixir Insurance Company	Ex Holdco, LLC	100%

Ex Tech, LLC	Ex Holdco, LLC	100%

Ex Design Holdings, LLC	Ex Holdco, LLC	100%

Ex Savings, LLC	Ex Holdco, LLC	100%

Ex Solutions of NV, LLC	Ex Holdco, LLC	100%

Ex Solutions of OH, LLC	Ex Holdco, LLC	100%

Ex PR, Inc.	Ex Holdco, LLC	100%

First Florida Insurers of Tampa, LLC	Ex Holdco, LLC	100%

Ex Software, LLC	Ex Holdco, LLC	100%

Ex Solutions of MO, LLC	Ex Holdco, LLC	100%

Ex Pharmacy, LLC	Ex Holdco, LLC	100%

Ex Options, LLC	Ex Holdco, LLC	100%

Ex Design, LLC	Ex Design Holdings, LLC	100%

Ex Rxclusives, LLC	Ex Design Holdings, LLC	100%

Ex Initiatives, LLC	Ex Design Holdings, LLC	100%

Ex Benefits, LLC	Rite Aid Corporation	100%

Rite Aid Hdqtrs. Corp.	Rite Aid Corporation	100%

Broadview and Wallings-Broadview Heights Ohio, Inc.	Rite Aid Corporation	100%

Drug Palace, Inc.	Rite Aid Corporation	100%

GDP, Inc.	Rite Aid Corporation	100%

Grand River & Fenkell, LLC	Rite Aid Corporation	100%

Lakehurst and Broadway Corporation	Rite Aid Corporation	100%

Rite Aid Hdqtrs. Funding, Inc.	Rite Aid Corporation	100%

Rite Investments Corp.	Rite Aid Corporation	100%

Rite Aid Transport, Inc.	Rite Aid Corporation	100%

Rx Choice, Inc.	Rite Aid Corporation	100%

Rx USA, Inc.	Rite Aid Corporation	80%

4042 Warrensville Center Road-Warrensville Ohio, Inc.	Rite Aid Corporation	100%

5277 Associates, Inc.	Rite Aid Corporation	100%

5600 Superior Properties, Inc.	Rite Aid Corporation	100%

JCG (PJC) USA, LLC	Rite Aid Corporation	100%

Rite Aid of Pennsylvania, LLC	Rite Aid Hdqtrs. Corp.	100%

Rite Aid Specialty Pharmacy, LLC	Rite Aid Hdqtrs. Corp.	100%

RediClinic LLC	Rite Aid Hdqtrs. Corp.	100%

Juniper Rx, LLC	Rite Aid Hdqtrs. Corp.	100%

Hackensack Meridian RediClinic, LLC	RediClinic LLC	100%

RediClinic Associates, Inc.	RediClinic LLC	100%

RCMH LLC	RediClinic LLC	100%

RediClinic Austin, LLC	RediClinic LLC	100%

RediClinic of Dallas-Fort Worth, LLC	RediClinic LLC	100%

RediClinic of DC, LLC	RediClinic LLC	100%

RediClinic of MD, LLC	RediClinic LLC	100%

RediClinic of PA, LLC	RediClinic LLC	100%

RediClinic of VA, LLC	RediClinic LLC	100%

RediClinic of WA, LLC	RediClinic LLC	100%

RediClinic US, LLC	RediClinic LLC	100%

RediClinic US, LLC	RediClinic LLC	100%

RediClinic of DE, LLC	RediClinic LLC	100%

Rite Investments Corp., LLC	Rite Investments Corp.	100%

The Jean Coutu Group (PJC) USA, Inc.	JCG (PJC) USA, LLC	100%

P.J.C. Distribution, Inc.	The Jean Coutu Group (PJC) USA, Inc.	100%

PJC of Vermont Inc.	The Jean Coutu Group (PJC) USA, Inc.	100%

PJC of Rhode Island, Inc.	The Jean Coutu Group (PJC) USA, Inc.	100%

PJC Lease Holdings, Inc.	The Jean Coutu Group (PJC) USA, Inc.	100%

PJC of Massachusetts, Inc.	The Jean Coutu Group (PJC) USA, Inc.	100%

P.J.C. Realty Co., Inc.	The Jean Coutu Group (PJC) USA, Inc.	100%

PJC Special Realty Holdings, Inc.	The Jean Coutu Group (PJC) USA, Inc.	100%

JCG Holdings (USA), Inc.	The Jean Coutu Group (PJC) USA, Inc.	100%

Maxi Drug, Inc.	The Jean Coutu Group (PJC) USA, Inc.	100%

PJC Realty MA, Inc.	P.J.C. Realty Co., Inc.	100%

PJC Manchester Realty LLC	PJC Special Realty Holdings, Inc.	100%

PJC Peterborough Realty LLC	PJC Special Realty Holdings, Inc.	100%

PJC Revere Realty LLC	PJC Special Realty Holdings, Inc.	100%

Eckerd Corporation	JCG Holdings (USA), Inc.	100%

Genovese Drug Stores, Inc.	JCG Holdings (USA), Inc.	100%

Thrift Drug, Inc.	JCP Holdings (USA), Inc. Eckerd Corporation Genovese Drug Stores, Inc.	100%

EDC Drug Stores, Inc.	Thrift Drug, Inc.	100%

Maxi Green Inc.	Maxi Drug, Inc.	100%

Maxi Drug North, Inc.	Maxi Drug, Inc.	100%

Maxi Drug South, L.P.	Maxi Drug, Inc. Maxi Drug North, Inc.	100%

As a result of the Reorganization and at the time of the Effective Date, the Issuer will become a subsidiary of New Rite Aid, and New Rite Aid will be the record owner of each of the subsidiaries attributable to the Issuer listed above.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.             Directors and Executive Officers.

The names of the directors and executive officers of the Issuer, as of the date hereof, are set forth below. The mailing address for each director and executive officer is: P.O. Box 3165, Harrisburg, Pennsylvania 17105 and each person’s telephone number is (717) 761-2633.

Name	Office

Rite Aid Corp.

Jeffrey Stein	Director, Chief Executive Officer, and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Jessica Kazmaier	Exeucitve Vice President, Chief of Staff, Chief Human Resources Officer and Communications

Matthew Schroeder	Executive Vice President and Chief Financial Officer

Christin Basset	Acting General Counsel and Corporate Secretary

Steve Bixler	Senior Vice President and Chief Accounting Officer

Karen Staniforth	Senior Vice President and Chief Pharmacy Officer

JeannieyWalden	Senior Vice President, Enterprise Markerting

Pamela Kohn	Senior Vice President and Chief Merchandising Officer

William Miller	Senior Vice President and Chief of Store Operations

Dev Mukherjee	Senior Vice President, Transformation

Rob Kreft	Interim Chief Technology Officer

Bruce G. Bodaken	Director

Elizabeth Burr	Director

Bari Harlam	Director

Paul Keglevic	Director

Robert E. Knowling, Jr.	Director

Arun Nayar	Director

Kate B. Quinn	Director

Carrie Teffner	Director

Officers of Guarantors

All Direct and Indirect Subsidiary-Guarantors of Rite Aid Corp., Except as Otherwise Indicated Herein

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer[2]

Marc Liebman	Chief Transformation Officer[3]

Susan Lowell	President

Steve Bixler	Vice President and Treasurer

Byron Purcell	Vice President and Assistant Treasurer

Owen McMahon	Vice President and Secretary

Alyssa Parish	Vice President and Assistant Secretary

Andy Palmer	Vice President

Michigan Subsidiaries

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer[4]

Marc Liebman	Chief Transformation Officer[5]

Susan Lowell	President

Byron Purcell	Vice President and Assistant Treasurer

Owen McMahon	Vice President and Secretary

Andy Palmer	Vice President

Jermaine Smith	Vice President[6]

[2]	Excluding 39/41 Highstown Road, LLC; Abigail Acquisitions, LLC; Fiona One Corp.; G&N Monroe, LLC; Keystone Centers, Inc.; PJC Essex Realty LLC: Route 202 at Route 124-Jaffrey, New Hampshire LLC.
[3]	Ecluding: 39/41 Highstown Road, LLC; Abigail Acquisitions, LLC; Fiona One Corp.; G&N Monroe, LLC; Keystone Centers, Inc.; PJC Essex Realty LLC: Route 202 at Route 124-Jaffrey, New Hampshire LLC.
[4]	Excluding Perry Distributors, Inc.
[5]	Excluding Perry Distributors, Inc.
[6]	Excluding Perry Distributors, Inc.

Name Rite, LLC

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Susan Lowell	President

Owen McMahon	Vice President and Secretary

Alyssa Parish	Vice President and Assistant Secretary

Byron Purcell	Vice President and Assistant Treasurer

Steve Bixler	Vice President and Treasurer

Andy Palmer	Vice President

Francis Lane	Vice President

JCG Holdings (USA), Inc.; JCG (PJC) USA, LLC; Rite Aid Hdqtrs. Funding, Inc.; Rite Investments Corp.; Rite Investments Corp., LLC; The Jean Coutu Group (PJC) USA, Inc.

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Jonathan D. Moll	President

Alyssa Parish	Vice President

Maria T. Hurd	Vice President and Secretary

Steve Bixler	Vice President and Treasurer

RediClinic LLC

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Karen Staniforth	President

Susan Lowell	Executive Vice President

Alyssa Parish	Vice President and Secretary

Steve Bixler	Vice President and Controller

RediClinic Associates, Inc.; RediClinic of Dallas-Fort Worth, LLC; RediClinic of DC, LLC; RediClinic of DE, LLC; RediClinic of MD, LLC; RediClinic of PA, LLC; RediClinic US, LLC; RediClinic of VA, LLC

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Karen Staniforth	President

Susan Lowell	Executive Vice President

Alyssa Parish	Vice President and Secretary

Steve Bixler	Vice President and Controller

RediClinic Austin, LLC

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Karen Staniforth	President

Kel Riley	Chief Medical Officer

Susan Lowell	Executive Vice President

Alyssa Parish	Vice President and Secretary

Steve Bixler	Vice President and Controller

Health Dialog Services Corporation

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Susan Lowell	President

Alyssa Parish	Vice President and Secretary

Ex Benefits, LLC; Ex Tech, LLC; Ex Design, LLC; Ex Design Holdings, LLC; Ex Rxclusives, LLC; Ex Savings, LLC; Ex Holdco, LLC; Ex Solutions of OH, LLC; Ex Solutions of MO, LLC; Ex Pharmacy, LLC; Ex Initiatives, LLC; Ex Options, LLC; Ex Solutions of NV, LLC; First Florida Insurers of Tampa, LLC; Ex Software, LLC; Ex Procurement, LLC; Ex PR, Inc.; Hunter Lane, LLC

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Anna Khais	Chief Financial Officer, Treasurer

Susan Lowell	Secretary

The Bartell Drug Company

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Matthew Schroeder	President

Susan Lowell	President and Chief Executive Officer

Byron Purcell	Vice President and Treasurer/Assistant Treasurer

Owen McMahon	Vice President and Secretary

Jermaine Smith	Vice President

Thrifty PayLess, Inc., Rite Aid of New Hampshire, Inc., Maxi Drug North, Inc., Genovese Drug Stores, Inc., Rite Aid Drug Palace, Inc., Rite Aid of New York, Inc., Eckerd Corporation

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Susan Lowell	President

Byron Purcell	Vice President and Treasurer/Assistant Treasurer

Owen McMahon	Vice President and Secretary

Andy Palmer	Vice President and Assistant Secretary

Maxi Drug, Inc., Rite Aid of Connecticut, Inc., Rite Aid of Delaware, Inc., Rite Aid of Maryland, Inc., Rite Aid of New Jersey, Inc., Rite Aid of Ohio, Inc., Rite Aid of Pennsylvania, LLC, Rite Aid of Virginia, Inc., The Lane Drug Company, Thrift Drug, Inc., Maxi Green, Inc., Harco, Inc.

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Susan Lowell	President

Byron Purcell	Vice President and Treasurer

Owen McMahon	Vice President and Secretary

Andy Palmer	Vice President

Jermaine Smith	Vice President

EDC Drug Stores, Inc.; READ’s, Inc.

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Susan Lowell	President

Byron Purcell	Vice President and Treasurer

Owen McMahon	Vice President and Secretary

Andy Palmer	Vice President

Jermaine Smith	Vice President

Directors of Guarantors

All Direct and Indirect Subsidiary-Guarantors of Rite Aid Corp., Except as Otherwise Indicated Herein

Dana Baughman	Directors

Steve Bixler	Directors

Alyssa Parish	Directors

JCG Holdings (USA) Inc.; JCG (PJC) USA, LLC; Rite Investments Corp.; Rite Aid Hdqtrs. Funding, Inc.; The Jean Coutu Group (PJC) USA, Inc.

Jonathan D. Moll	Director

Maria T. Hurd	Director

Susan Lowell	Director

Maxi Green, Inc.; PJC of Vermont, Inc.; Rite Aid of Vermont

Susan Lowell	Director

Steve Bixler	Director

Alyssa Parish	Director

Health Dialog Services Corporation

Susan Lowell	Director

Alyssa Parish	Director

Hunter Lane, LLC; Ex PR, Inc.

Matthew Schroeder	Director

Susan Lowell	Director

Steve Bixler	Director

The Bartell Drug Company

Susan Lowell	Director

Alyssa Parish	Director

Jermaine Smith	Director

The persons chosen to become directors and executive officers of the Issuer as of the Effective Date are set forth below. The mailing address for each director and executive officer is: P.O. Box 3165, Harrisburg, Pennsylvania 17105 and each person’s telephone number is (717) 761-2633.

Name	Office

Jeffrey Stein	Chief Executive Officer and Chief Restructuring Officer

Marc Liebman	Chief Transformation Officer

Karen Staniforth	President

Susan Lowell	Executive Vice President

Alyssa Parish	Vice President and Secretary

Steve Bixler	Vice President and Controller

Dana Baughman	Director

Steve Bixler	Director

Alyssa Parish	Director

5.             Principal Owners of Voting Securities.

(a)             There are no persons known to the Issuer to own 10 percent or more of the voting securities of the Issuer as of the date of this Application.

(b)             The following table sets forth certain information regarding each person known to the Issuer to own 10 percent or more of the voting securities of the Guarantors as of the date of this Application.

Guarantor Name	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

N/A	N/A	N/A	N/A	N/A

As a result of the Reorganization and at the time of the Effective Date, equity in New Rite Aid will be issued to certain holders of Old Notes and the GUC Equity Trust (as defined in the Plan) pursuant to and in accordance with the Plan and the Restructuring Transactions Memorandum filed in the Chapter 11 Cases (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Restructuring Transactions Memorandum”).

The following table sets forth certain information regarding each person that the Issuer expects will own 10 percent or more of the voting securities of the Issuer as of the Effective Date in accordance with the Restructuring Transactions Memorandum.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
New Rite Aid	Common stock	All	100%

The following table sets forth certain information regarding each person that the Issuer expects will own 10 percent or more of the voting securities of New Rite Aid as of the Effective Date in accordance with the Restructuring Transactions Memorandum.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned[7]	Percentage of Voting Securities Owned
J.P. Morgan Investment Management Inc. and JPMorgan Chase Bank, N.A., solely as an investment advisor and/or trustee on behalf of certain discretionary accounts and/or funds it manages	Limited liability company interests	TBD	18.21%

Sixth Street Partners, LLC, on behalf of certain entities, funds and/or accounts managed, advised, or controlled by affiliates of Sixth Street Partners, LLC	Limited liability company interests	TBD	16.51%

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this Application.

(b) There is no proposed principal underwriter for the Exit Notes that are to be issued in connection with the Indentures that are to be qualified under this Application.

7 The exact amount of the limited liability company interests to be issued by New Rite Aid is to be determined prior to the Effective Date.

CAPITAL SECURITIES

7. Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Issuer as of the date of this Application.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $1.000 par value per share	$75 million	55,974,015 shares

7.500% Second Lien Notes Due July 2025	$600 million	$320 million aggregate principal amount

8.000% Second Lien Notes Due Nov. 2026	$850 million	$850 million aggregate principal amount

It is expected that, upon consummation of the Plan, the Issuer’s capital structure shall be comprised of (i) certain equity interests held directly or indirectly by New Rite Aid and (ii) the Exit Notes. The Exit Notes will be guaranteed by each of the Guarantors.

Claims on account of the Old Notes will be released, cancelled and discharged pursuant to the Plan.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The Exit 1.5L Notes and the Exit 3L Notes will be issued pursuant to the corresponding new Indenture (the “1.5L Indenture” and the “3L Indenture,” respectively) each of which will be entered into among the Issuer and the Guarantors and U.S. Bank Trust Company, National Association , as trustee (the “Trustee”). The following is a general description of certain provisions expected to be included in the Indentures, and the description is qualified in its entirety by reference to each form of Indenture filed as Exhibit T3C.1 and Exhibit T3C.2, herewith. The Issuer has not entered into either of the Indentures as of the date of this filing, and the terms of each of the Indentures are subject to change before they are executed. The expected terms of the Exit Notes are described in the Exit 1.5 Lien Notes Term Sheet and Takeback Notes Term Sheet, attached as Exhibit E-2 and Exhibit F-1 to the Fourth Amended Plan Supplement [Docket No. 3790], respectively. Capitalized terms used below and not defined herein have the meanings ascribed to them in the applicable Indenture. References to articles and sections below are to the applicable articles and sections of the applicable Indenture, unless otherwise noted.

a.	Exit 1.5L Notes

Amount of Securities; Issuable in Series. The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited. Securities may be issued in one or more tranches; provided, however, that any Securities issued with original issue discount (“OID”) for Federal income tax purposes shall not be issued as part of the same tranche as any Securities that are issued with a different amount of OID or are not issued with OID. All Securities of any one series shall be substantially identical except as to denomination.

Subject to Section 2.03 of the 1.5L Indenture, the Trustee shall authenticate Securities as follows:

(a)             for original issue on the Issue Date, $76,500,000 (plus interest, fees and other amounts outstanding on the initial Series A DIP Notes on the Effective Date) in aggregate principal amount of Securities (the “Original Securities”). All Original Securities will be in the form of Unrestricted Global Securities;

(b)             for issue on the Second Issue Date, $75,000,000 in aggregate principal amount of Securities provided, however, that, if on a Pro Forma Basis as of the date of the incurrence of any such incremental Securities, the Consolidated Fixed Charge Coverage Ratio, for the most recently ended Measurement Period, is less than 1.00 to 1.00, interest payable with respect to such Securities shall be paid in kind rather than in cash (the “Second Tranche Securities”) in accordance with, and pursuant to the terms of, an Authentication Order. The Second Tranche Securities shall have the same terms and conditions as the Original Securities of the respective series in all respects except for the issue date, and upon issuance, the Second Tranche Securities shall be consolidated with and form a single class with the previously outstanding Original Securities and vote together as one class on all matters with respect to the Securities, including, without limitation, waivers, amendments and offers to purchase; and

(c)             PIK Securities from time to time in accordance with Section 2.02 of the 1.5L Indenture;

provided that no Opinion of Counsel shall be required with respect to the Original Securities on the Issue Date or any PIK Securities issued after the Issue Date. With respect to any Securities issued after the Issue Date (except for PIK Securities and any Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, Original Securities pursuant to Section 2.07, Section 2.08, Section 2.11, Section 3.06 or Section 4.06 of the 3L Indenture), there shall be established in or pursuant to a Board Resolution, and subject to Section 2.03, set forth, or determined in the manner provided in an Officer’s Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of such Securities:

(1)             whether such Securities shall be issued as part of a new or existing series of Securities and, if issued as part of a new series, the title of such Securities (which shall distinguish the Securities of the series from Securities of any other series);

(2)             the aggregate principal amount of such Securities to be authenticated and delivered under the 1.5L Indenture, which may be issued for an unlimited aggregate principal amount (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the same tranche pursuant to Section 2.07, Section 2.08, Section 2.11, Section 3.06 or Section 4.06 and except for Securities which, pursuant to Section 2.03, are deemed never to have been authenticated and delivered hereunder);

(3)             the issue price and issuance date of such Securities, including the date from which interest payable with respect to such Securities shall accrue; and

(4)             if applicable, that such Securities shall be issuable in whole or in part in the form of one or more Global Securities and, in such case, the respective depositories for such Global Securities; the form of any legend or legends that shall be borne by any such Global Security in addition to or in lieu of that set forth in Exhibit A and any circumstances in addition to or in lieu of those set forth in Section 2.07 in which any such Global Security may be exchanged in whole or in part for Securities registered; and any transfer of such Global Security in whole or in part may be registered in the name or names of Persons other than the depositary for such Global Security or a nominee thereof.

The Original Securities, the Second Tranche Securities, any PIK Securities and any other Securities issued pursuant to the 1.5L Indenture shall be treated as a single class for all purposes under the 1.5L Indenture, including, without limitation, waivers, amendments and offers to purchase.

Securities issued in global form shall be substantially in the form of Exhibit A attached to the 1.5L Indenture (including the Global Security Legend thereon and the “Schedule of Exchanges of Interests in the Global Security” attached to the 1.5L Indenture). Securities issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Security Legend thereon and without the “Schedule of Exchanges of Interests in the Global Security” attached thereto). Each Global Security shall represent such of the outstanding Securities as shall be specified in the “Schedule of Exchanges of Interests in the Global Security” attached thereto and each shall provide that it shall represent up to the aggregate principal amount of Securities from time to time endorsed thereon and that the aggregate principal amount of outstanding Securities represented thereby may from time to time be reduced or increased, as applicable, to reflect exchanges and redemptions and the payment of interest through an increase in the principal amount of the outstanding Securities (“PIK Interest”). Any endorsement of a Global Security to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Securities represented thereby shall be made by the Trustee or the Securities Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.07 or by the Company in connection with a PIK Payment.

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Security will be exchanged for beneficial interests in the Regulation S Permanent Global Security pursuant to the Applicable Procedures. Simultaneously with the authentication of the Regulation S Permanent Global Security, the Trustee will cancel the Regulation S Temporary Global Security. The aggregate principal amount of the Regulation S Temporary Global Security and the Regulation S Permanent Global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

The Exit 1.5L Notes and the Guarantees will be secured by a lien on substantially all assets of the Issuer and each Guarantor (collectively, the “Collateral”), (a) junior only to the first-priority lien securing the Exit Facilities and (b) senior to (i) the second-priority lien securing McKesson’s postemergence outstanding trade credit, (ii) the third-priority lien securing the Takeback Notes and (iii) any other liens securing any guaranteed or contingent cash obligations owed to any parties (other than customary permitted encumbrances consistent with the permitted encumbrances set forth in the Exit Facilities Credit Agreement.

Events of Default. The following events shall be “Events of Default”:

(a)	the Issuer fails to make the payment of any interest on any of the Securities when the same becomes due and payable, and such failure continues for a period of 30 days;

(b)	the Issuer fails to make the payment of any principal of, or premium, if any, on any of the Securities when the same becomes due and payable at its Maturity Date or upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(c)	the Issuer fails to comply with Article V of the 1.5L Indenture;

(d)	the Issuer fails to comply with any covenant or agreement in the Securities or in the 1.5L Indenture (other than a failure that is the subject of the foregoing clauses (a), (b) or (c)) and such failure continues for 15 days after written notice is given to the Issuer as provided below;

(e)	(i) a default under the ABL Credit Agreement by the Issuer or any Subsidiary that (x) constitutes a payment default, including a failure to pay any such Debt at final maturity (in each case after giving effect to applicable grace periods) or (y) results in acceleration of the final maturity of such Debt, (ii) the Issuer or any Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Debt, including any obligation to reimburse letter of credit obligations or to post cash collateral with respect thereto, when and as the same shall become due and payable or within any applicable grace period, or (iii) any event or condition occurs that results in any Material Debt becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any such Material Debt or any trustee or agent on its or their behalf to cause any such Material Debt to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (e) shall not apply to any such Material Debt that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Material Debt; provided, further that this clause (e) shall not apply to any mandatory repurchase offer or other mandatory repurchase, redemption or prepayment obligation of the Issuer that may arise under convertible debt to the extent that the making of such mandatory repurchase by the Issuer is otherwise permitted under the 1.5L Indenture;

(f)	an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Issuer or any Subsidiary, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Issuer or any Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered;

(g)	the Issuer or any Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely manner, any proceeding or petition described in Section 6.01(f) of the 1.5L Indenture, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Issuer or any Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(h)	[reserved];

(i)	any Subsidiary Guarantee of a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of the Securities Collateral Documents and the 1.5L Indenture) and such default continues for 20 days after notice as provided below or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guarantee (the “guarantee provisions”);

(j)	the Issuer or any Subsidiary shall become unable to, or admits in writing its inability or fails to, generally pay its debts as they become due;

(k)	one or more judgments for the payment of money in an aggregate amount in excess of $38,500,000 shall be rendered against the Issuer, any Subsidiary or any combination thereof (to the extent not covered by insurance as to which the insurer has been notified of such judgment or order and has not denied coverage) and the same shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of thirty (30) consecutive days, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Issuer or any Subsidiary to enforce any such judgment;

(l)	any ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, has resulted or could reasonably be expected to result in a Material Adverse Effect;

(m)	(i) any Lien purported to be created under any Securities Collateral Document shall cease to be a valid and perfected Lien on any material portion of the Collateral, with the priority required by the Securities or the Issuer or any Subsidiary shall so assert in writing, except as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Securities Collateral Documents and except to the extent that any such loss of perfection or priority is not required pursuant to the Collateral and Guarantee Requirement (as defined in the ABL Credit Agreement) or results from the failure of the Securities Collateral Agent to maintain possession of Collateral actually delivered to it and pledged under the Securities Collateral Documents or to file Uniform Commercial Code amendments relating to a Securities Party’s change of name, entity type or jurisdiction of formation (solely to the extent that the Issuer provides the Trustee written notice thereof in accordance with the 1.5L Indenture) and continuation statements or to take any other action primarily within its control with respect to the Collateral, or (ii) any Securities Collateral Document shall become invalid, or the Issuer or any Subsidiary shall so assert in writing;

(n)	the subordination provisions of the documents evidencing or governing any Subordinated Debt (such provisions, “Subordination Provisions”) or the provisions of any Acceptable Intercreditor Agreement shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable Subordinated Debt or other Debt, as applicable, except in each case, to the extent permitted by the terms of the applicable Subordination Provisions or Acceptable Intercreditor Agreement, or any Securities Party or Subsidiary or any holder of the applicable Subordinated Debt or other Debt (or applicable agent or debt representative for such holders) shall disavow or contest in writing the effectiveness, validity or enforceability of any of such Subordination Provisions or any such Acceptable Intercreditor Agreement with respect to any applicable Subordinated Debt or other Debt;

(o)	a Change of Control shall have occurred;

(p)	(i) any breach by the Issuer or any other Securities Party of its obligations under the Pharmacy Inventory Supply Agreement, which breach (x) would permit the Pharmacy Inventory Supplier to terminate the Pharmacy Inventory Supply Agreement upon delivery of notice by the Pharmacy Inventory Supplier, lapse of time or both and (y) remains uncured beyond any applicable notice, grace and cure periods or (ii) [reserved]; and

(q)	the Bankruptcy Court shall have entered an order (i) reversing, rescinding, vacating or staying the Plan Confirmation Order, or (ii) modifying the Plan Confirmation Order any other Plan Document in a manner materially adverse to the Holders, in each case, without the prior written consent of the Trustee.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

A Default under clause (d), (i) or (m) of Section 6.01 of the 1.5L Indenture is not an Event of Default until the Trustee notifies the Issuer of such Default or the Holders of not less than 25% in aggregate principal amount of the Securities then outstanding notify the Issuer and the Trustee of the Default and the Issuer does not cure such Default within the time specified after receipt of such notice; provided that a notice of Default may not be given with respect to any action taken, and reported publicly or to holders, more than two years prior to such notice of Default. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default”.

The Issuer shall deliver to the Trustee, within 30 days after it becomes aware of the occurrence thereof, written notice in the form of an Officer’s Certificate of any event that with the giving of notice or the lapse of time would become an Event of Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

Release of Collateral.

Collateral may be released from the Liens and security interests created by the Securities Documents at any time or from time to time in accordance with the provisions of the Securities Documents and the Intercreditor Agreements. In addition, the Issuer and the Subsidiary Guarantors will be entitled to the release of assets included in the Collateral from the Liens and security interests securing the Securities. Such assets constituting Collateral shall be automatically released without further action by any party, and the Trustee shall (or, if the Trustee is not, then the Securities Collateral Agent, shall direct the Securities Collateral Agent to) affirmatively release the same from such Liens and security interests at the Issuer’s sole cost and expense, under any one or more of the following circumstances without the need for any further action by any Person:

(a)             as to any property or assets to enable the Issuer or the Subsidiary Guarantors to consummate the disposition of such property or assets to the extent not prohibited and otherwise in accordance with Section 4.06; provided, however, that if such property or assets, immediately prior thereto, were subject to any Lien securing any Obligations of the Issuer or Subsidiary Guarantors and such property or assets continue after such disposition to be subject to a Lien securing any such Obligations, no such release shall occur with respect to such property or assets;

(b)             in the case of the property and assets of a Subsidiary that is a Subsidiary Guarantor, upon the release of such Subsidiary Guarantor from its Subsidiary Guarantee of the Securities;

(c)             if such Collateral is released from the Liens securing the ABL Loan Obligations;

(d)             as described under Article IX of the 1.5L Indenture.

(e)             The security interests in all Collateral securing the Securities also will be released upon payment in full of the principal of, together with accrued and unpaid interest on, the Securities and all other Obligations under the 1.5L Indenture, the Securities, the Guarantees and the Security Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest are paid, including pursuant to the satisfaction and discharge of the 1.5L Indenture under Section 8.01 or upon the Issuer’s exercise of a legal defeasance option or covenant defeasance option under the 1.5L Indenture as described under Article VIII.

Upon the written request of the Issuer pursuant to an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent hereunder and under the Securities Collateral Documents have been met, and upon receipt of any necessary or proper instruments of termination, satisfaction or release prepared by the Issuer or the Subsidiary Guarantors, as the case may be, the Securities Collateral Agent, without the consent of any Holder or the Trustee and at the expense of the Issuer or the Subsidiary Guarantors, shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the 1.5L Indenture or the Securities Collateral Documents.

Satisfaction and Discharge.

(a)             When (i) the Issuer delivers to the Trustee all outstanding Securities (other than Securities replaced pursuant to Section 2.08 or Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuer as provided in the second paragraph of Section 8.04) for cancelation or (ii) all outstanding Securities have become due and payable, whether at maturity or as a result of the delivery of a notice of redemption pursuant to Article III, or will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee, and the Issuer irrevocably deposits with the Trustee funds (comprised of cash to be held uninvested and/or U.S. Government Obligations) sufficient to pay at maturity or upon redemption all outstanding Securities, including interest thereon to maturity or such redemption date (other than Securities replaced pursuant to Section 2.08), and if in either case the Issuer pays all other sums payable hereunder by the Issuer, then the 1.5L Indenture shall, subject to Section 8.01(c), cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of the 1.5L Indenture on demand of the Issuer accompanied by an Officer’s Certificate and an Opinion of Counsel and at the cost and expense of the Issuer.

(b)             Subject to Section 8.01(c) and Section 8.02, the Issuer at any time may terminate (i) all of its obligations under the Securities and the 1.5L Indenture (“legal defeasance option”) or (ii) its obligations under Section 4.02, Section 4.03, Section 4.04, Section 4.05, Section 4.06, Section 4.07, Section 4.08, Section 4.09, Section 4.10, Section 4.11, Section 4.13, Section 4.14, Section 4.15, Section 4.16, Section 4.17, Section 4.18, Section 4.19, Section 4.20, Section 4.21, Section 4.22, Section 4.24 and the operation of Section 6.01(e), Section 6.01(f), Section 6.01(g), Section 6.01(i), Section 6.01(j), Section 6.01(k), Section 6.01(l), Section 6.01(m) or Section 6.01(n) (but, in the case of Sections Section 6.01(f) and Section 6.01(g), with respect only to Subsidiaries) and the limitations contained in clauses (2) through (4) of Section 5.01(a) and Section 5.01(b) (the “covenant defeasance option”). The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Issuer exercises its legal defeasance option, payment of the Securities may not be accelerated because of an Event of Default. If the Issuer exercises its covenant defeasance option, payment of the Securities may not be accelerated because of an Event of Default specified in Sections Section 6.01(e), Section 6.01(f), Section 6.01(g), Section 6.01(i), Section 6.01(j), Section 6.01(k), Section 6.01(l), Section 6.01(m), or Section 6.01(n) (but, in the case of Sections Section 6.01(f) and Section 6.01(g), with respect only to Subsidiaries) or because of the failure of the Issuer to comply with the limitations contained in clauses (2) through (4) of Section 5.01(a) and Section 5.01(b). If the Issuer exercises its legal defeasance option or its covenant defeasance option, the Liens, as they pertain to the Securities, will be released and each Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guarantee, as it pertains to the Securities.

Upon satisfaction of the conditions set forth in the 1.5L Indenture and upon written request of the Issuer, the Trustee shall acknowledge in writing the discharge of those obligations that the Issuer terminates.

(c)             Notwithstanding clauses (a) and (b) above, the Issuer’s obligations in Sections Section 2.04, Section 2.05, Section 2.06, Section 2.07, Section 2.08, Article VII, Section 8.05 and Section 8.06 shall survive until the Securities have been paid in full. Thereafter, the Issuer’s obligations in Sections Section 7.07 and Section 8.05 shall survive such satisfaction and discharge.

b.	Exit 3L Notes

Amount of Securities; Issuable in Series. The aggregate principal amount of Securities which may be authenticated and delivered under the 3L Indenture is unlimited. Securities may be issued in one or more tranches; provided, however, that any Securities issued with OID for Federal income tax purposes shall not be issued as part of the same tranche as any Securities that are issued with a different amount of OID or are not issued with OID. All Securities of any one tranche shall be substantially identical except as to denomination.

Subject to Section 2.03 of the 3L Indenture, the Trustee shall authenticate Securities as follows:

(a)             for original issue on the Issue Date (i) $225,000,000 in aggregate principal amount of Series A Securities and (ii) $125,000,000 in aggregate principal amount of Series B Securities (together, the “Original Securities”). All Original Securities will be in the form of Unrestricted Global Securities. Series A Securities shall have the same terms and conditions as the Series B Securities in all respects except with respect to payment priority and lien priority, and upon issuance, the Series A Securities and Series B Securities shall be consolidated with and form a single class and vote together as one class on all matters with respect to the Securities including, without limitation, waivers, amendments and offers to purchase; and

(b)             PIK Securities from time to time in accordance with Section 2.02 of the 3L Indenture;

provided that no Opinion of Counsel shall be required with respect to the Original Securities on the Issue Date or any PIK Securities issued after the Issue Date. With respect to any Securities issued after the Issue Date (except for PIK Securities and any Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, Original Securities pursuant to Section 2.07, Section 2.08, Section 2.11, Section 3.06 or Section 4.06 of the 3L Indenture), there shall be established in or pursuant to a Board Resolution, and subject to Section 2.03 of the 3L Indenture, set forth, or determined in the manner provided in an Officer’s Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of such Securities:

(1)             whether such Securities shall be issued as part of a new or existing series of Securities and, if issued as part of a new series, the title of such Securities (which shall distinguish the Securities of the series from Securities of any other series);

(2)             the aggregate principal amount of such Securities to be authenticated and delivered under the 3L Indenture, which may be issued for an unlimited aggregate principal amount (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the same tranche pursuant to Section 2.07, Section 2.08, Section 2.11, Section 3.06 or Section 4.06 and except for Securities which, pursuant to Section 2.03 of the 3L Indenture, are deemed never to have been authenticated and delivered hereunder);

(3)             the issue price and issuance date of such Securities, including the date from which interest payable with respect to such Securities shall accrue; and

(4)             if applicable, that such Securities shall be issuable in whole or in part in the form of one or more Global Securities and, in such case, the respective depositories for such Global Securities; the form of any legend or legends that shall be borne by any such Global Security in addition to or in lieu of that set forth in Exhibit A-1 and Exhibit A-2 of the 3L Indenture, as applicable, and any circumstances in addition to or in lieu of those set forth in Section 2.07 of the 3L Indenture in which any such Global Security may be exchanged in whole or in part for Securities registered; and any transfer of such Global Security in whole or in part may be registered in the name or names of Persons other than the depositary for such Global Security or a nominee thereof.

The Original Securities, any PIK Securities and any other Securities issued pursuant to the 3L Indenture shall be treated as a single class for all purposes under the 3L Indenture, including, without limitation, waivers, amendments and offers to purchase.

Securities issued in global form shall be substantially in the form of Exhibit A-1 and Exhibit A-2 of the 3L Indenture, as applicable, attached hereto (including the Global Security Legend thereon and the “Schedule of Exchanges of Interests in the Global Security” attached thereto). Securities issued in definitive form shall be substantially in the form of Exhibit A-1 and Exhibit A-2 of the 3L Indenture, as applicable, attached hereto (but without the Global Security Legend thereon and without the “Schedule of Exchanges of Interests in the Global Security” attached thereto). Each Global Security shall represent such of the outstanding Securities as shall be specified in the “Schedule of Exchanges of Interests in the Global Security” attached thereto and each shall provide that it shall represent up to the aggregate principal amount of Securities from time to time endorsed thereon and that the aggregate principal amount of outstanding Securities represented thereby may from time to time be reduced or increased, as applicable, to reflect exchanges and redemptions and the payment of interest through an increase in the principal amount of the outstanding Securities (the “PIK Interest”). Any endorsement of a Global Security to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Securities represented thereby shall be made by the Trustee or the Securities Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.07 of the 3L Indenture or by the Issuer in connection with a PIK Payment.

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Security will be exchanged for beneficial interests in the Regulation S Permanent Global Security pursuant to the Applicable Procedures. Simultaneously with the authentication of the Regulation S Permanent Global Security, the Trustee will cancel the Regulation S Temporary Global Security. The aggregate principal amount of the Regulation S Temporary Global Security and the Regulation S Permanent Global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

The Exit 3L Notes and the Guarantees will be secured by a lien on substantially all assets of the Issuer and each Guarantor (collectively, the “Collateral”), (a) junior only to (i) the first-priority lien securing the Exit Facilities, (ii) the “1.5”-priority lien securing the Exit 1.5L Notes and (iii) the second-priority lien securing McKesson’s postemergence outstanding trade credit, but (b) senior to any other liens securing any guaranteed or contingent cash obligations owed to any parties (other than customary permitted encumbrances consistent with the permitted encumbrances set forth in the Exit Facilities Credit Agreement).

Events of Default. The following events shall be “Events of Default”:

(a)             the Issuer fails to make the payment of any interest on any of the Securities when the same becomes due and payable, and such failure continues for a period of 30 days;

(b)             the Issuer fails to make the payment of any principal of, or premium, if any, on any of the Securities when the same becomes due and payable at its Maturity Date, or upon acceleration, redemption, optional redemption, required repurchase or otherwise (it being understood that Series B Securities shall not be accelerated, redeemed or otherwise repurchased prior to payment in full of Series A Securities);

(c)             the Issuer fails to comply with Article V of the 3L Indenture;

(d)             the Issuer fails to comply for 30 days after written notice is given by the Trustee or the Holders of not less than 30% in principal amount of the Securities (with a copy to the Trustee) with any covenant or agreement in the Securities or in the 3L Indenture (other than a failure that is the subject of the foregoing clauses (a), (b) or (c)) ;

(e)             (i) a default under the ABL Credit Agreement by the Issuer or any Subsidiary that (x) constitutes a payment default, including a failure to pay any such Debt at final maturity (in each case after giving effect to applicable grace periods) or (y) results in acceleration of the final maturity of such Debt, (ii) the Issuer or any Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Debt, including any obligation to reimburse letter of credit obligations or to post cash collateral with respect thereto, when and as the same shall become due and payable or within any applicable grace period, or (iii) any event or condition occurs that results in any Material Debt becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any such Material Debt or any trustee or agent on its or their behalf to cause any such Material Debt to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (e) shall not apply to any such Material Debt that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Material Debt; provided, further that this clause (e) shall not apply to any mandatory repurchase offer or other mandatory repurchase, redemption or prepayment obligation of the Issuer that may arise under convertible debt to the extent that the making of such mandatory repurchase by the Issuer is otherwise permitted under the 3L Indenture;

(f)             an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Issuer or any Subsidiary, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Issuer or any Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered;

(g)             the Issuer or any Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely manner, any proceeding or petition described in Section 6.01(f) of the 3L Indenture, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Issuer or any Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(h)             any Subsidiary Guarantee of a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of the Securities Collateral Documents and the 3L Indenture) and such default continues for 20 days after notice as provided below or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guarantee (the “guarantee provisions”);

(i)             one or more judgments for the payment of money in an aggregate amount in excess of $38,500,000 shall be rendered against the Issuer, any Subsidiary or any combination thereof (to the extent not covered by insurance as to which the insurer has been notified of such judgment or order and has not denied coverage) and the same shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of thirty (30) consecutive days, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Issuer or any Subsidiary to enforce any such judgment;

(j)             any ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, has resulted or could reasonably be expected to result in a Material Adverse Effect;

(k)             (i) any Lien purported to be created under any Securities Collateral Document shall cease to be a valid and perfected Lien on any material portion of the Collateral, with the priority required by the Securities or the Issuer or any Subsidiary shall so assert in writing, except as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Securities Collateral Documents and except to the extent that any such loss of perfection or priority is not required pursuant to the Collateral and Guarantee Requirement or results from the failure of the Securities Collateral Agent to maintain possession of Collateral actually delivered to it and pledged under the Securities Collateral Documents or to file Uniform Commercial Code amendments relating to a Securities Party’s change of name, entity type or jurisdiction of formation (solely to the extent that the Issuer provides the Trustee written notice thereof in accordance with the 3L Indenture) and continuation statements or to take any other action primarily within its control with respect to the Collateral, or (ii) any Securities Collateral Document shall become invalid, or the Issuer or any Subsidiary shall so assert in writing; and

(l)             the Issuer fails to make a Change of Control Offer in accordance with Section 4.12 of the 3L Indenture or the Issuer completes a Change of Control Offer with respect to fewer than all Securities then outstanding.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

A Default under clause (d), (i) or (m) of Section 6.01 of the 3L Indenture is not an Event of Default until the Trustee notifies the Issuer of such Default or the Holders of not less than 25% in aggregate principal amount of the Securities then outstanding notify the Issuer and the Trustee of the Default and the Issuer does not cure such Default within the time specified after receipt of such notice; provided that a notice of Default may not be given with respect to any action taken, and reported publicly or to holders, more than two years prior to such notice of Default. Such notice must specify the Default, demand that it be remedied and state that such notice is a “notice of Default”.

The Issuer shall deliver to the Trustee, within 30 days after it becomes aware of the occurrence thereof, written notice in the form of an Officer’s Certificate of any event that with the giving of notice or the lapse of time would become an Event of Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

Release of Collateral.

(a)             Collateral may be released from the Liens and security interests created by the Securities Documents at any time or from time to time in accordance with the provisions of the Securities Documents and the Intercreditor Agreements. In addition, the Issuer and the Subsidiary Guarantors will be entitled to the release of assets included in the Collateral from the Liens and security interests securing the Securities. Such assets constituting Collateral shall be automatically released without further action by any party, and the Trustee shall (or, if the Trustee is not then the Securities Collateral Agent, shall direct the Securities Collateral Agent to) affirmatively release the same from such Liens and security interests at the Issuer’s sole cost and expense, under any one or more of the following circumstances without the need for any further action by any Person:

(i)              as to any property or assets to enable the Issuer or the Subsidiary Guarantors to consummate the disposition of such property or assets to the extent not prohibited and otherwise in accordance with Section 4.06; provided, however, that if such property or assets, immediately prior thereto, were subject to any Lien securing any Obligations of the Issuer or Subsidiary Guarantors and such property or assets continue after such disposition to be subject to a Lien securing any such Obligations, no such release shall occur with respect to such property or assets;

(ii)             in the case of the property and assets of a Subsidiary that is a Subsidiary Guarantor, upon the release of such Subsidiary Guarantor from its Subsidiary Guarantee of the Securities;

(iii)            if such Collateral is released from the Liens securing the Senior Obligations;

(iv)            as described under Article IX of the 3L Indenture.

(b)             The security interests in all Collateral securing the Securities also will be released upon payment in full of the principal of, together with accrued and unpaid interest on, the Securities and all other Obligations under the 3L Indenture, the Securities, the Guarantees and the Security Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest are paid, including pursuant to the satisfaction and discharge of the 3L Indenture under Section 8.01 or upon the Issuer’s exercise of a legal defeasance option or covenant defeasance option under the 3L Indenture as described under Article VIII.

Upon the written request of the Issuer pursuant to an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent hereunder and under the Securities Collateral Documents have been met, and upon receipt of any necessary or proper instruments of termination, satisfaction or release prepared by the Issuer or the Subsidiary Guarantors, as the case may be, the Securities Collateral Agent, without the consent of any Holder or the Trustee and at the expense of the Issuer or the Subsidiary Guarantors, shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the 3L Indenture or the Securities Collateral Documents.

Satisfaction and Discharge.

(a)             When (i) the Issuer delivers to the Trustee all outstanding Securities (other than Securities replaced pursuant to Section 2.08 or Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuer as provided in the second paragraph of Section 8.04) for cancelation or (ii) all outstanding Securities have become due and payable, whether at maturity or as a result of the delivery of a notice of redemption pursuant to Article III, or will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee, and the Issuer irrevocably deposits with the Trustee funds (comprised of cash to be held uninvested and/or U.S. Government Obligations) sufficient to pay at maturity or upon redemption all outstanding Securities, including interest thereon to maturity or such redemption date (other than Securities replaced pursuant to Section 2.08), and if in either case the Issuer pays all other sums payable hereunder by the Issuer, then the 3L Indenture shall, subject to Section 8.01(c), cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of the 3L Indenture on demand of the Issuer accompanied by an Officer’s Certificate and an Opinion of Counsel and at the cost and expense of the Issuer.

(b)             Subject to Section 8.01(c) and Section 8.02, the Issuer at any time may terminate (i) all of its obligations under the Securities and the 3L Indenture (“legal defeasance option”) or (ii) its obligations under Section 4.02, Section 4.03, Section 4.04, Section 4.05, Section 4.06, Section 4.07, Section 4.08, Section 4.09, Section 4.10, Section 4.11, Section 4.13, Section 4.14, Section 4.15, Section 4.16, Section 4.17, Section 4.18, Section 4.19, Section 4.20, Section 4.21, Section 4.22, Section 4.24 and the operation of Section 6.01(e), Section 6.01(f), Section 6.01(g), Section 6.01(h), Section 6.01(i), Section 6.01(j), Section 6.01(k) and Section 6.01(l) (but, in the case of Section 6.01(f) and Section 6.01(g), with respect only to Subsidiaries) and the limitations contained in clauses (2) through (4) of Section 5.01(a) and Section 5.01(b) (“covenant defeasance option”). The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Issuer exercises its legal defeasance option, payment of the Securities may not be accelerated because of an Event of Default. If the Issuer exercises its covenant defeasance option, payment of the Securities may not be accelerated because of an Event of Default specified in Sections Section 6.01(e), Section 6.01(f), Section 6.01(g), Section 6.01(h), Section 6.01(i), Section 6.01(j), Section 6.01(k) and Section 6.01(l)(but, in the case of Sections Section 6.01(f) and Section (g), with respect only to Subsidiaries) or because of the failure of the Issuer to comply with the limitations contained in clauses (2) through (4) of Section 5.01(a) and Section 5.01(b). If the Issuer exercises its legal defeasance option or its covenant defeasance option, the Liens, as they pertain to the Securities, will be released and each Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guarantee, as it pertains to the Securities.

Upon satisfaction of the conditions set forth in the 3L Indenture and upon written request of the Issuer, the Trustee shall acknowledge in writing the discharge of those obligations that the Issuer terminates.

(c)             Notwithstanding clauses (a) and (b) above, the Issuer’s obligations in Sections Section 2.04, Section 2.05, Section 2.06, Section 2.07, Section 2.08, Article VII, Section 8.05 and Section 8.06 shall survive until the Securities have been paid in full. Thereafter, the Issuer’s obligations in Sections Section 7.07 and Section 8.05 shall survive such satisfaction and discharge.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the Exit Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 33, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indentures to be qualified.

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit	Description

T3A.1.1	Amended and Restated Certificate of Incorporation of Rite Aid Corporation (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K/A of Rite Aid Corporation, for the fiscal year ended December 31, 2023).**

T3A.2.1	Certificate of Formation of 1515 West State Street Boise, Idaho, LLC**
T3A.2.2	Articles of Organization of 1740 Associates, L.L.C.**
T3A.2.3	Articles of Incorporation of 4042 Warrensville Center Road - Warrensville Ohio, Inc.**
T3A.2.4	Articles of Incorporation of 5277 Associates, Inc.**
T3A.2.5	Articles of Incorporation of 5600 Superior Properties, Inc.**
T3A.2.6	Articles of Incorporation of Apex Drug Stores, Inc (f/k/a Spenmick Corporation)**
T3A.2.7	Articles of Incorporation of Broadview and Wallings–Broadview Heights Ohio, Inc.**
T3A.2.8	Certificate of Incorporation of Eckerd Corporation (f/k/a Omega Acquisition Corporation)**
T3A.2.9	Amended and Restated Articles of Incorporation of EDC Drug Stores, Inc. (f/k/a Kerr Drug Stores, Inc.)**
T3A.2.10	Articles of Incorporation of GDF, Inc (f/k/a GDS, Inc.)**
T3A.2.11	Restated Certificate of Incorporation of Genovese Drug Stores, Inc.**
T3A.2.12	Articles of Organization of Gettysburg and Hoover-Dayton, Ohio, LLC**
T3A.2.13	Articles of Incorporation of Harco, Inc.**
T3A.2.14	Certificate of Restatement of Certificate of Incorporation of Health Dialog Services Corporation (f/k/a Fairview Medical Services Corporation)**
T3A.2.15	Certificate of Formation of Juniper Rx, LLC**
T3A.2.16	Certificate of Incorporation of K & B Alabama Corporation (f/k/a Katz & Besthoff # 303, Inc.)**
T3A.2.17	Articles of Incorporation of K & B Louisiana Corporation (f/k/a Katz & Besthoff # 102, Inc.)**
T3A.2.18	Articles of Incorporation of K & B Mississippi Corporation (f/k/a Katz & Besthoff # 202, Inc.)**
T3A.2.19	Articles of Incorporation of K & B Services, Incorporated**
T3A.2.20	Charter of K & B Tennessee Corporation**
T3A.2.21	Articles of Incorporation of K&B Texas Corporation (f/k/a Katz & Besthoff #508, Inc.)**
T3A.2.22	Certificate of Incorporation of K & B, Incorporated**
T3A.2.23	Certificate of Incorporation of Lakehurst and Broadway Corporation**
T3A.2.24	Certificate of Incorporation of Maxi Drug North, Inc.**
T3A.2.25	Certificate of Limited Partnership of Maxi Drug South, L.P.**
T3A.2.26	Certificate of Incorporation of Maxi Drug, Inc.**
T3A.2.27	Articles of Incorporation of Maxi Green Inc.**
T3A.2.28	Certificate of Formation of Munson & Andrews, LLC**
T3A.2.29	Certificate of Formation of Name Rite, L.L.C. (f/k/a Name Rite Merger Company, L.L.C.)**
T3A.2.30	Certificate of Incorporation of P.J.C. Distribution, Inc.**

T3A.2.31	Certificate of Incorporation of P.J.C. Realty Co., Inc.**
T3A.2.32	Articles of Incorporation of PDS-1 Michigan, Inc.**
T3A.2.33	Articles of Association of Perry Drug Stores, Inc. (f/k/a A.S. Putnam & Co.)**
T3A.2.34	Certificate of Incorporation of PJC Lease Holdings, Inc. (f/k/a Pharmacy Holdings Corp.)**
T3A.2.35	Certificate of Formation of PJC Manchester Realty LLC**
T3A.2.36	Articles of Organization of PJC of Massachusetts, Inc.**
T3A.2.37	Original Articles of Incorporation of PJC of Rhode Island, Inc (f/k/a Rite Aid of Rhode Island, Inc.)**
T3A.2.38	Articles of Incorporation of PJC of Vermont Inc.**
T3A.2.39	Certificate of Formation of PJC Peterborough Realty LLC**
T3A.2.40	Articles of Organization of PJC Realty MA, Inc.**
T3A.2.41	Certificate of Formation of PJC Revere Realty LLC**
T3A.2.42	Certificate of Incorporation of PJC Special Realty Holdings, Inc.**
T3A.2.43	Articles of Incorporation of RDS Detroit, Inc.**
T3A.2.44	READ's Inc. Articles of Amendment and Restatement**
T3A.2.45	Certificate of Incorporation of Rite Aid Drug Palace, Inc.**
T3A.2.46	Certificate of Incorporation of Rite Aid Hdqtrs. Corp. (f/k/a Rite Aid Home Health Care, Inc.)**
T3A.2.47	Amended and Restated Articles of Incorporation of Rite Aid Lease Management Company (f/k/a Thrifty Realty Company)**
T3A.2.48	Certificate of Incorporation of Rite Aid of Connecticut, Inc.**
T3A.2.49	Certificate of Incorporation of Rite Aid of Delaware, Inc.**
T3A.2.50	Articles of Incorporation of Rite Aid of Georgia, Inc.**
T3A.2.51	Certificate of Incorporation of Rite Aid of Indiana, Inc.**
T3A.2.52	Certificate of Incorporation of Rite Aid of Kentucky, Inc.**
T3A.2.53	Articles of Incorporation of Rite Aid of Maine, Inc. (f/k/a Wellby Super Drug Stores, Inc.)**
T3A.2.54	Articles of Incorporation of Rite Aid of Maryland, Inc.**
T3A.2.55	Articles of Incorporation of Rite Aid of Michigan, Inc.**
T3A.2.56	Record of Organization & Articles of Agreement of Rite Aid of New Hampshire, Inc.**
T3A.2.57	Certificate of Incorporation of Rite Aid of New Jersey, Inc.**
T3A.2.58	Certificate of Incorporation of Rite Aid of New York, Inc. (f/k/a Rite Aid of New York City, Inc.)**
T3A.2.59	Articles of Incorporation of Rite Aid of North Carolina, Inc.**
T3A.2.60	Articles of Incorporation of Rite Aid of Ohio, Inc.**
T3A.2.61	Certificate of Incorporation of Rite Aid of Pennsylvania, LLC**
T3A.2.62	Articles of Incorporation of Rite Aid of South Carolina, Inc.**
T3A.2.63	Charter of Rite Aid of Tennessee, Inc.**
T3A.2.64	Articles of Association of Rite Aid of Vermont (f/k/a Rite Aid Discount Center of Bennngton, Inc.)**
T3A.2.65	Articles of Incorporation of Rite Aid of Virginia, Inc.**
T3A.2.66	Articles of Incorporation of Rite Aid of Washington, D.C., Inc.**
T3A.2.67	Agreement of Incorporation of Rite Aid of West Virginia, Inc.**
T3A.2.68	Certificate of Incorporation of Rite Aid Online Store, Inc.**
T3A.2.69	Certificate of Incorporation of Rite Aid Payroll Management, Inc.**
T3A.2.70	Certificate of Incorporation of Rite Aid Realty Corp.**

T3A.2.71	Certificate of Incorporation of Rite Aid Rome Distribution Center, Inc.**
T3A.2.72	Certificate of Formation of Rite Aid Specialty Pharmacy, LLC**
T3A.2.73	Certificate of Incorporation of Rite Aid Transport, Inc.**
T3A.2.74	Amended and Restated Certificate of Incorporation of RX Choice, Inc.**
T3A.2.75	Articles of Incorporation of The Lane Drug Company (f/k/a The Day Drug Company)**
T3A.2.76	Certificate of Incorporation of Thrift Drug, Inc. (f/k/a JCP European Headquarters, Ltd.)**
T3A.2.77	Restated Articles of Incorporation of Thrifty Corporation**
T3A.2.78	Articles of Incorporation of Thrifty PayLess, Inc. (f/k/a Thrifty Holdings, Inc.)**
T3A.2.79	Articles of Incorporation of The Bartell Drug Company**
T3A.2.80	Amended and Restated Certificate of Incorporation of JCG Holdings (USA), Inc.**
T3A.2.81	Certificate of Formation of JCG (PJC) USA, LLC**
T3A.2.82	Certificate of Incorporation of Rite Aid Hdqtrs. Funding, Inc.**
T3A.2.83	Certificate of Incorporation of Rite Investments Corp.**
T3A.2.84	Certificate of Formation of Rite Investments Corp., LLC**
T3A.2.85	Certificate of Incorporation of The Jean Coutu Group (PJC) USA, Inc.**
T3A.2.86	Certificate of Formation of RediClinic LLC (f/k/a Testmyhealth.com L.L.C.)**
T3A.2.87	Certificate of Formation of RCMH LLC**
T3A.2.88	Certificate of Incorporation of RediClinic Associates, Inc.**
T3A.2.89	Certificate of Formation of RediClinic of PA, LLC**
T3A.2.90	Certificate of Formation of Rediclinic US, LLC**
T3A.2.91	Certificate of Conversion for Other Business Entity into Florida Limited Liability Company of First Florida Insurers of Tampa, LLC**
T3A.2.92	Certificate of Formation of Hunter Lane, LLC (f/k/a TPG VI Envision BL, LLC)**
T3A.2.93	Initial Articles of Incorporation of Ex Pharmacy, LLC (f/k/a Orchard Pharmaceutical Services, Inc.)**
T3A.2.94	Certificate of Incorporation of Ex Holdco, LLC (f/k/a Envision Pharmaceuticals Holdings LLC)**
T3A.2.95	Articles of Organization for Ex Procurement, LLC (f/k/a Tonic Procurement Solutions, LLC)**
T3A.2.96	Certificate of Formation of Ex Tech, LLC (f/k/a Midwest Technology Investments LLC)**
T3A.2.97	Certificate of Incorporation of Ex Design Holdings, LLC (f/k/a Design RX Holdings Corporation)**
T3A.2.98	Articles of Organization of Ex Design, LLC (f/k/a Design Rx, LLC)**
T3A.2.99	Articles of Organization of Ex Rxclusives, LLC (f/k/a Design Rxclusives, LLC)**
T3A.2.100	Articles of Organization of Ex Initiatives, LLC (f/k/a Rx Initiatives, L.L.C.)**
T3A.2.101	Articles of Organization of Ex Savings, LLC (f/k/a Envision Medical Solutions, LLC)**
T3A.2.102	Articles of Organization of Ex Solutions of NV, LLC (f/k/a Envision Pharmaceutical Services, LLC)**
T3A.2.103	Initial Articles of Incorporation of Ex Solutions of OH, LLC (f/k/a Envision Pharmaceuticals Services, Inc.)**
T3A.2.104	Certificate of Incorporation of Ex Pr, Inc. (f/k/a EnvisionRx Puerto Rico, Inc.)**
T3A.2.105	Articles of Organization of Ex Benefits, LLC (f/k/a Advance Benefits, LLC)**
T3A.2.106	Articles of Conversion of Ex Software, LLC (f/k/a Laker Software, LLC)**
T3A.2.107	Articles of Organization of Ex Solutions of MO, LLC (f/k/a MedTrack Services, LLC)**
T3A.2.108	Articles of Incorporation of Ex Options, LLC (f/k/a Rx Options, Inc.)**

T3B.1	Amended and Restated By-Laws of Rite Aid Corporation (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K/A of Rite Aid Corporation, for the fiscal year ended December 31, 2023).**

T3B.2.1	Operating Agreement of 1515 West State Street Boise, Idaho, LLC by and among Thrifty Payless, Inc.**
T3B.2.2	Operating Agreement of 1740 Associates, LLC by and among Rite Aid of Michigan, Inc.**
T3B.2.3	Bylaws of 4042 Warrensville Center Road – Warrensville Ohio, Inc.**
T3B.2.4	Bylaws of 5277 ASSOCIATES, INC.**
T3B.2.5	Bylaws of 5600 Superior Properties, Inc.**
T3B.2.6	Bylaws of Apex Drug Stores, Inc.**
T3B.2.7	Bylaws of Broadview and Wallings–Broadview Heights Ohio, Inc.**
T3B.2.8	Bylaws of Eckerd Corporation (f/k/a Omega Acquisition Corporation)**
T3B.2.9	Bylaws of EDC Drug Stores, Inc.**
T3B.2.10	Bylaws of GDF, INC.**
T3B.2.11	Bylaws of Genovese Drug Stores, Inc.**
T3B.2.12	Operating Agreement of Gettysburg and Hoover-Dayton, Ohio, LLC by and among Rite Aid of Ohio, Inc.**
T3B.2.13	Bylaws of Harco, Inc.**
T3B.2.14	Amended and Restated By-Laws of Health Dialog Services Corporation**
T3B.2.15	Limited Liability Company Agreement of Juniper RX, LLC by Rite Aid Hdqtrs. Corp.**
T3B.2.16	Bylaws of K & B Alabama Corporation**
T3B.2.17	Bylaws of K & B Louisiana Corporation**
T3B.2.18	Bylaws of K & B Mississippi Corporation**
T3B.2.19	Bylaws of K & B Services, Incorporated**
T3B.2.20	Bylaws of K & B Tennessee Corporation**
T3B.2.21	Bylaws of K&B Texas Corporation**
T3B.2.22	By-Laws of K & B, Incorporated**
T3B.2.23	Bylaws of Lakehurst and Broadway Corporation**
T3B.2.24	By-Laws of Maxi Drug North, Inc.**
T3B.2.25	Agreement of Limited Partnership of Maxi Drug, L.P.**
T3B.2.26	Bylaws of Maxi Drug, Inc.**
T3B.2.27	Bylaws of Maxi Green Inc.**
T3B.2.28	Operating Agreement of Munson & Andrews, LLC by and among Rite Aid of Ohio, Inc.**
T3B.2.29	Operating Agreement of Name Rite, L.L.C. (f/k/a Name Rite Merger Company, L.L.C.) by and among Thrifty Payless, Inc.**
T3B.2.30	By-Laws of P.J.C. Distribution, Inc.**

T3B.2.31	By-Laws of P.J.C. Realty Co., Inc.**
T3B.2.32	Bylaws of PDS-1 Michigan, Inc.**
T3B.2.33	Bylaws of Perry Drug Stores, Inc.**
T3B.2.34	By-Laws of PJC Lease Holdings, Inc. (f/k/a Pharmacy Holdings Corp.)**
T3B.2.35	Limited Liability Company Agreement of PJC Manchester Realty LLC entered into by PJC Special Realty Holdings, Inc.**
T3B.2.36	By-Laws of PJC of Massachusetts, Inc.**
T3B.2.37	By-Laws of PJC of Rhode Island, Inc.**
T3B.2.38	Bylaws of PJC of Vermont Inc.**
T3B.2.39	Amended and Restated Limited Liability Company Agreement of PJC Peterborough Realty LLC entered into by PJC Special Realty Holdings, Inc.**
T3B.2.40	By-Laws of PJC Realty MA, Inc.**
T3B.2.41	Limited Liability Company Agreement of PJC Revere Realty LLC entered into by PJC Special Realty Holdings, Inc.**
T3B.2.42	By-Laws of PJC Specialty Realty Holdings, Inc.**
T3B.2.43	Bylaws of RDS Detroit, Inc.**
T3B.2.44	Bylaws of READ’s, Inc.**
T3B.2.45	Bylaws of Rite Aid Drug Palace, Inc.**
T3B.2.46	Bylaws of Rite Aid Hdqtrs. Corp.**
T3B.2.47	Bylaws of Rite Aid Lease Management Company (f/k/a Thrifty Realty Company)**
T3B.2.48	Bylaws of Rite Aid of Connecticut, Inc.**
T3B.2.49	Bylaws of Rite Aid of Delaware, Inc.**
T3B.2.50	Bylaws of Rite Aid of Georgia, Inc.**
T3B.2.51	Bylaws of Rite Aid of Indiana, Inc.**
T3B.2.52	Bylaws of Rite Aid of Kentucky, Inc.**
T3B.2.53	Bylaws of Rite Aid of Maine, Inc.**
T3B.2.54	Bylaws of Rite Aid of Maryland, Inc.**
T3B.2.55	Bylaws of Rite Aid of Michigan, Inc.**
T3B.2.56	Bylaws of Rite Aid of New Hampshire, Inc.**
T3B.2.57	Bylaws of Rite Aid of New Jersey, Inc.**
T3B.2.58	Bylaws of Rite Aid of New York, Inc.**
T3B.2.59	Bylaws of Rite Aid of North Carolina, Inc.**
T3B.2.60	Bylaws of Rite Aid of Ohio, Inc.**
T3B.2.61	Bylaws of Rite Aid of Pennsylvania, LLC**
T3B.2.62	Bylaws of Rite Aid of South Carolina, Inc.**
T3B.2.63	Bylaws of Rite Aid of Tennessee, Inc.**
T3B.2.64	Bylaws of Rite Aid of Vermont, Inc.**
T3B.2.65	Bylaws of Rite Aid of Virginia, Inc.**
T3B.2.66	Bylaws of Rite Aid of Washington, D.C., Inc.**
T3B.2.67	Bylaws of Rite Aid of West Virginia, Inc.**
T3B.2.68	Bylaws of Rite Aid Online Store, Inc.**
T3B.2.69	Bylaws of Rite Aid Payroll Management, Inc.**
T3B.2.70	Bylaws of Rite Aid Realty Corp.**

T3B.2.71	Bylaws of Rite Aid Rome Distribution Center, Inc.**
T3B.2.72	Limited Liability Company Agreement of Rite Aid Specialty Pharmacy, LLC by Eite Aid Hdqtrs. Corp**
T3B.2.73	Bylaws of Rite Aid Transport, Inc.**
T3B.2.74	Bylaws of RX Choice, Inc.**
T3B.2.75	Bylaws of The Lane Drug Company**
T3B.2.76	Amended Bylaws of Thrift Drug, Inc.**
T3B.2.77	Bylaws of Thrity Corporation**
T3B.2.78	Restated Bylaws of Thrifty PayLess, Inc. (f/k/a Thrifty Holdings, Inc.)**
T3B.2.79	Bylaws of The Bartell Drug Company**
T3B.2.80	Bylaws of JCG Holdings (USA), Inc.**
T3B.2.81	Limited Liability Company Agreement of JCG (PJC) USA, LLC by the Jean Coutu Group (PJC) Inc.**
T3B.2.82	Bylaws of Rite Aid Hdqtrs. Funding, Inc.**
T3B.2.83	Bylaws of Rite Investments Corp.**
T3B.2.84	Limited Liability Company Agreement of Rite Investments Corp., LLC by Rite Investments Corp.**
T3B.2.85	By-Laws of The Jean Coutu Group (PJC) USA, Inc.**
T3B.2.86	Amended and Restated Limited Liability Company Agreement of RediClinic LLC, by Rite Aid Hdqtrs. Corp.**
T3B.2.87	Amended and Restated Limited Liability Company of RCMH by RediClinic, LLC**
T3B.2.88	Bylaws of RediClinic Associates, Inc.**
T3B.2.89	Limited Liability Company Agreement of Rediclinic of PA, LLC by RediClinic, LLC**
T3B.2.90	Limited Liability Company Agreement of RediClinic US, LLC by RediClinic, LLC**
T3B.2.91	Amended and Restated Limited Liability Company Operating Agreement of First Florida Insurers of Tampa, LLC by Envision Pharmaceutical Holdings LLC**
T3B.2.92	Third Amended and Restated Limited Liability Company Agreement of Hunter Lane, LLC by Rite Aid Corporation**
T3B.2.93	Limited Liability Company Operating Agreement of Ex Pharmacy, LLC (f/k/a Orchard Pharmaceutical Services, LLC)**
T3B.2.94	Amended and Restated Limited Liability Company Operating Agreement of Ex Holdco, LLC (f/k/a Envision Pharmaceutical Holdings LLC) by Envision Acquisition Company, LLC**
T3B.2.95	Amended and Restated Limited Liability Company Operating Agreement of Ex Procurement, LLC (f/k/a Tonic Procurement Solutions, LLC)**
T3B.2.96	Amended and Restated Limited Liability Company Agreement of Ex Tech, LLC (f/k/a Midwest Technology Investments, LLC) by Envision Pharmaceutical Holdings Inc.**
T3B.2.97	Limited Liability Company Operating Agreement of Ex Design Holdings, LLC (f/k/a Design Rx Holdings LLC) by Envision Pharmaceutical Holdings LLC**
T3B.2.98	Third Amended and Restated Operating Agreement of Ex Design, LLC (f/k/a Design Rx, LLC) by Design Rx Holdings Corporation**
T3B.2.99	Third Amended and Restated Operating Agreement of Ex Rxclusives, LLC (f/k/a Design Rxclusives, LLC) by Design Rx Holdings Corporation**
T3B.2.100	Amended and Restated Operating Agreement of Ex Initiatives, LLC (f/k/a Rx Initiatives L.L.C.) by Design Rx Holdings Corporation**
T3B.2.101	Limited Liability Company Operating Agreement of Ex Savings, LLC (f/k/a Envision Medical Solutions, LLC) by Envision Pharmaceutical Holdings LLC**
T3B.2.102	Limited Liability Company Operating Agreement of Ex Solutions of NV, LLC (f/k/a Envision Pharmaceutical Services, LLC) by Envision Pharmaceutical Holdings, LLC**
T3B.2.103	Limited Liability Company Operating Agreement of Ex Solutions of OH, LLC (f/k/a Envision Pharmaceutical Services, LLC) by Envision Pharmaceutical Holdings, LLC**
T3B.2.104	By-Laws of Ex PR, Inc. (f/k/a EnvisionRx Puerto Rico, Inc.)**
T3B.2.105	Amended and Restated Limited Liability Company Operating Agreement of Ex Benefits, LLC (f/k/a Advance Benefits, LLC) by First Florida Insurers of Tampa, LLC**
T3B.2.106	Amended and Restated Member Control Agreement of Ex Software, LLC (f/k/a Laker Software, LLC by Ex Holdco, LLC (f/k/a Envision Pharmaceutical Holdings LLC)**
T3B.2.107	Third Amended and Restated Operating Agreement of Ex Solutions of MO, LLC (f/k/a Medtrak Services, L.L.C.) by Ex Holdco, LLC (f/k/a Envision Pharmaceutical Holdings LLC)**
T3B.2.108	Limited Liability Operating Agreement of Ex Options, LLC (f/k/a RX Options, LLC)**

T3E.1	Disclosure Statement for Amended Joint Chapter 11 Plan of Reorganization of Rite Aid Corporation and its Debtor Subsidiaries.**

T3C.1	Form of Indenture of Rite Aid Corporation, the subsidiary guarantors executing the signature pages thereto, and U.S. Bank Trust Company, National Association, as trustee, for the Exit 1.5L Notes.**

T3C.2	Form of Indenture of Rite Aid Corporation, the subsidiary guarantors executing the signature pages thereto, and U.S. Bank Trust Company, National Association, as trustee, for the Exit 3L Notes.**

T3F.1	Cross-reference sheet showing the location in each of the Indentures of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 and Exhibit T3C.2, respectively, hereto).**

T3D.1	Not Applicable.

25.1	Statement of eligibility and qualification of the trustee on Form T-1.**

** Previously filed.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Rite Aid Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Philadelphia and State of Pennsylvania, on August 30, 2024.

Rite Aid Corporation

By:	/s/ Matthew Schroeder
Name: Matthew Schroeder
Title: Authorized Signatory

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants below, organized and existing under the laws of the states set forth in Item 1 herein, have duly caused this Application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Philadelphia and State of Pennsylvania, on August 30, 2024.

1515 West State Street Boise, Idaho, LLC
1740 Associates, L.L.C.
4042 Warrensville Center Road – Warrensville Ohio, Inc.
5277 ASSOCIATES, INC.
5600 Superior Properties, Inc.
Apex Drug Stores, Inc.
Broadview and Wallings–Broadview Heights Ohio, Inc.
Eckerd Corporation
EDC Drug Stores, Inc.
GDF, INC.
Genovese Drug Stores, Inc.
Gettysburg and Hoover-Dayton, Ohio, LLC
Harco, Inc.
Health Dialog Services Corporation
Juniper Rx, LLC
K & B ALABAMA CORPORATION
K & B Louisiana Corporation
K & B Mississippi Corporation
K & B SERVICES, INCORPORATED
K & B TENNESSEE CORPORATION
K&B TEXAS CORPORATION
K & B, Incorporated
LAKEHURST AND BROADWAY CORPORATION
Maxi Drug North, Inc.
Maxi Drug South, L.P.
Maxi Drug, Inc.
Maxi Green Inc.
Munson & Andrews, LLC
Name Rite, L.L.C.

P.J.C. Distribution, Inc.
P.J.C. Realty Co., Inc.
PDS-1 Michigan, Inc.
Perry Drug Stores, Inc.
PJC Lease Holdings, Inc.
PJC Manchester Realty LLC
PJC of Massachusetts, Inc.
PJC of Rhode Island, Inc.
PJC of Vermont Inc.
PJC Peterborough Realty LLC
PJC Realty MA, Inc.
PJC Revere Realty LLC
PJC Special Realty Holdings, Inc.
RDS Detroit, Inc.
READ’s, Inc.
RITE AID DRUG PALACE, INC.
Rite Aid Hdqtrs. Corp.
RITE AID LEASE MANAGEMENT COMPANY
Rite Aid of Connecticut, Inc.
Rite Aid of Delaware, Inc.
RITE AID OF GEORGIA, INC.
RITE AID OF INDIANA, INC.
RITE AID OF KENTUCKY, INC.
Rite Aid of Maine, Inc.
RITE AID OF MARYLAND, INC.
RITE AID OF MICHIGAN, INC.
RITE AID OF NEW HAMPSHIRE, INC.
Rite Aid of New Jersey, Inc.
RITE AID OF NEW YORK, INC.
Rite Aid of North Carolina, Inc.
Rite Aid of Ohio, Inc.
Rite Aid of Pennsylvania, LLC
RITE AID OF SOUTH CAROLINA, INC.
RITE AID OF TENNESSEE, INC.
RITE AID OF VERMONT, INC.
Rite Aid of Virginia, Inc.
Rite Aid of Washington, D.C., Inc.
RITE AID OF WEST VIRGINIA, INC.
Rite Aid Online Store, Inc.
Rite Aid Payroll Management, Inc.
RITE AID REALTY CORP.
RITE AID ROME DISTRIBUTION CENTER, INC.
RITE AID SPECIALTY PHARMACY LLC
Rite Aid Transport, Inc.
RX CHOICE, INC.
The Lane Drug Company
Thrift Drug, Inc.
THRIFTY CORPORATION
Thrifty PayLess, Inc.
The Bartell Drug Company
JCG Holdings (USA), Inc.
JCG (PJC) USA, LLC
Rite Aid Hdqtrs. Funding, Inc.
Rite Investments Corp.
Rite Investments Corp., LLC
The Jean Coutu Group (PJC) USA, Inc.

RediClinic LLC
RCMH LLC
RediClinic Associates, Inc.
RediClinic of PA, LLC
RediClinic US, LLC
FIRST FLORIDA INSURERS OF TAMPA, LLC
Hunter Lane, LLC
Ex Pharmacy, LLC
Ex Holdco, LLC
Ex Procurement, LLC
Ex Tech, LLC
Ex Design Holdings, LLC
Ex Design, LLC
Ex Rxclusives, LLC
Ex Initiatives, LLC
Ex Savings, LLC
Ex Solutions of NV, LLC
Ex Solutions of OH, LLC
Ex PR, Inc.
Ex Benefits, LLC
Ex Software, LLC
Ex Solutions of MO, LLC
Ex Options, LLC

By:	/s/ Matthew Schroeder
Name: Matthew Schroeder
Title: Authorized Signatory